Mail Stop 0408


								June 6, 2006






Mark E. Kaplan, Esquire
General Counsel
Cowen Group, Inc.
1221 Avenue of the Americas
New York, New York 10020


Re: 	Cowen Group, Inc.
      Amendment No., 1 to Registration Statement on Form S-1
      File No. 333-132602
      Filed May 17, 2006



Dear Mr. Kaplan:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General
1. Please supplement your various references to Societe Generale`s indemnification of you for litigation expenses with disclosure of the following information:
* your agreement to pay Societe Generale $79 million;
* $79 million is the amount of your reserves for litigation that you,
Societe Generale and auditors for both companies have determined is adequate for pending litigation; and
* under your agreement with Societe Generale, should the actual litigation expenses be higher than $79 million, Societe Generale will pay the remainder and should the actual litigation expenses be lower than $79 million, Societe Generale will receive the remainder of the
$79 million.


Overview, page 1
2. As we requested in comment 2 of our letter to you dated April
18,
2006, please revise the section entitled "Overview" to disclose the following information:
* the aggregate value and aggregate percentage of the shares that you are giving your Chairman and President, three other executive officers and certain senior employees (disclose the number of employees); and
* the aggregate value and aggregate number and percentage of the shares that you are giving in the form of stock options to the same three executive officers and certain senior employees (disclose the number of employees).

3. Please disclose the aggregate range of the amount of benefits, including cash, that Societe Generale will receive in connection with the offering and separation including, but not limited to,
* the proceeds that Societe Generale will receive from this offering;
* the amount of cash you will pay to Societe Generale as return of capital;
* the $98 million net operating loss carryforwards;
* your assumption of various obligations of Societe Generale including obligations to employees of $19 million; and
* the payment of $79 million to fund Societe Generale`s contingent liabilities the balance of which will be paid to Societe Generale.

4. Please revise the section entitled "Overview" as follows:
* revise your claim in the first sentence that your clients are in "key growth areas of the economy" to disclose that these sectors have suffered declines, not growth, including a 23 percent decline in the number of public equity capital transactions and a 29 percent decline in the aggregate amount of capital raised and that your revenues from investment banking has grown significantly less than most of your competitors;
* revise your claim in the second sentence regarding your "success" to disclose that in three of the five past years you suffered losses of over $74 million in 2003, over $229 million in 2002 and over $107 million in 2001 and disclose the number of quarters in 2004, 2005 and
2006 in which you suffered losses;
* revise your claim, on the seventh line, that you have "a high level of repeat... investment banking business" to reflect your disclosure on page 12 that "our investment banking clients generally retain us on a short term , engagement by engagement basis...rather than on a recurring basis under long term contracts;"
* revise your claim, on the eighth line, that you have "strong sales and trading relationships with our investor clients" to disclose that your revenues from trading has declined each year for the past five years from over $176 million in 2001 to over $93 million in 2005;
* revise your claim in the second to last sentence that you will be "a well capitalized entity with sufficient financial resources" to disclose that you are will be paying Societe Generale approximately
$179 million as a return of capital, paying Societe Generale $79 million for litigation expenses, allocating your $98 million tax benefit to Societe Generale thereby increasing your tax rate from 0 to
45 percent reducing your capital in connection with the separation by from $387 million to $207 million and disclose the extent to which you relied upon capital contributions from Societe Generale over the past eight years that you were owned by Societe Generale; and
* revise your last sentence in which you disclose data for 2005 to also disclose this data for the previous two years.


Competitive Strengths, page 2
5. We note your response to comment 6 of our letter to you dated
April
18, 2006. Please revise the section as follows:
* disclose that your claim that you have a "leading position" in your
target sectors is based upon the number of public offerings of companies in these sectors which you managed or co-managed not the aggregate dollar amount of these offerings; and
* disclose that your claim that you are the "leading franchise" focused on your target growth sectors is based upon the number of public offerings of companies in these sectors which you managed or co-managed not the aggregate dollar amount of these offerings.
We note that the data you provide from Keefe Bruyette and Woods does
not support your claim that you have "equity research leadership" since you are not among the top twenty firms in terms of the number of stocks covered.  The other data is limited to two other firms and is
not attributable to any named source.   Accordingly, please delete
this claim.


Market Opportunity and Focus, page 2
6. In comment 7 of our letter to you dated April 18, 2006, we asked you to reconcile your claims that your focus on three particular sectors is a benefit with your statement on page 20 that your dependence on these same sectors "caused our year over year investment banking results to diverge somewhat from broader market trends and volumes." You added disclosure on page 33. Please revise this section to balance the disclosure.


Our Relationship with Societe Generale, page 4
7. We note your response, on pages 4 and 5, to comment 3 of our letter
to you dated April 18, 2006.  Please provide more detail
including,
but not limited to, the following:
* as we requested, please summarize, in a separate paragraph , the terms of the separation including, using bullet points, the benefits and detriments to you of these terms including agreements to pay
$179
million to Societe Generale for return of capital, to pay $79 million to Societe Generale for litigation expenses, to assume $19 million compensation costs of Societe Generale and to allocate $98 million of tax benefits to Societe Generale; and
* please disclose, in a separately captioned paragraph, the benefits of the separation and the IPO to your executive officers.


Why we are going public, page 4
8. Please revise this section to balance the disclosure to clarify that you did not decide unilaterally to go public but Societe Generale decided to liquidate its entire investment in you and to disclose the reasons why Societe Generale made this decision consistent with public disclosures by Societe Generale and statements by its directors, officers and representatives, including Mr. Mustier. In addition, identify those businesses that Societe Generale previously prevented you from entering that you will enter after the separation.




Effects of the separation, page 4
9. Please revise this section to disclose whether you believe the separation will have any material effect on you beyond those two areas that you believe will not be materially affected.


Cash distribution to Societe Generale, page 4
10. Please revise this section to clarify that this return of capital is in addition to all of the proceeds from the offering that Societe
Generale will receive and the other payments, allocations and assumptions of liabilities that you will make to Societe Generale. Please explain in easily understandable terms how you will fund this payment.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 33


Overview, page 33
11. As we requested in comment 17 of our letter to you dated April
18,
2006, please provide an overview (using bullet points) of the consequences, both positive and negative, of your separation from Societe Generale, under the terms you negotiated, including how your financial condition and operating results will be affected by the cash payments, tax benefits and assumptions of liabilities you will be allocating to Societe Generale.

12. We note your response to comment 19 of our letter to you dated April 18, 2006. Please revise your discussion on pages 33 and 34 as follows:
* revise your discussion, in the first paragraph on page 34, to clarify that the decline in commission revenues was primarily due to lower trading volumes not lower commission rates;
* revise your discussion, in the first paragraph on page 34, that you
experienced a decline in commission rates "steadily over the past five
years ...in line with this industry trend " to disclose the extent to
which your decline in commission revenues over the past five years was
also "in line with this industry trend;"
* as we requested, provide analysis, in the second paragraph on page
34,  of the role of cost cutting since 2003 in your profits in
2005
and 2004 and in reducing your losses in 2003; and
* supplement your discussion, in the second paragraph on page 34, of your lowering your non-compensation expense with a discussion of your recent increases in employee compensation and benefits and the extent those expenses will be further increased in the future due to your plans to issue bonuses, restricted stock , and stock options.


Separation from Societe Generale, page 34
13. We note your response to comment 18 of our letter to you dated April 18, 2006. Please provide more analysis, consistent with Release
No. 33-8350, of the opportunities, challenges, risks and uncertainties, of the separation on which the company`s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges risks and uncertainties. For instance, please provide additional disclosure, in the first paragraph in this section, regarding your plans to grow through adding the following:
* new products
* additional  professionals
* new sectors
* "new complementary business lines."
      Explain what financial resources you will use to fund this growth.

14. We note your response to comment 20 of our letter to you dated April 18, 2006. As we requested, please discuss in greater detail the ramifications of your separation from Societe Generale under the terms of the various agreements. Please comply with Instruction 3 to Item
303(a) which provides that "the discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition." Please include in this section analysis of the anticipated impact of the following:
* costs of the increase in change of federal income taxes from 0 paid in 2005 to a rate of 45 percent due to the allocation of the net operating loss carryforwards to Societe Generale;
* costs of being a public company;
* costs of issuing the stock options;
* costs of issuing the restricted stock;
* payment of $79 million into escrow to pay liabilities of Societe Generale with the balance to be to paid to Societe Generale; and
* reduction of capital and associated liquidation of securities.

Litigation and Related Costs, Page 40
15. We note your changes to this section. Please revise this section as follows:
* disclose, in the first paragraph, that you will be paying $79 million into an escrow account for these purposes and that any remaining balance in the escrow will be paid to Societe Generale; and
* revise your disclosure in the second paragraph to disclose the effect of the $79 million payment and to clarify the effect with and without the exercise of the over allotment option.


Employee Compensation and Benefits, page 43
16. We note that you have added disclosure for the first quarter of
2006 and that your compensation has increased by over 43 percent.
Please disclose the extent to which this additional compensation was paid to your executive officers.


Competitive Strengths, page 52
17. We note your response to comment 26 of our letter to you dated April 18, 2006. Please revise this section consist with our comment 4 above.


Legal Proceedings, page 61
18. We note your response to our comment 27 of our letter to you dated
April 18, 2006.  Please revise this section as follows:
* clarify, in the second full paragraph on page 73, whether the indemnification agreement applies to all litigation or only some and if so please identify which ones Societe Generale will indemnify and which ones it will not; and
* name the firm, on page 73 that has threatened to sue you regarding the Gruttadauria case.


Separation Overview, page 85
19. We note your response to our comment 31 of our letter to you dated
April 18, 2006.  Please disclose, in the third paragraph, using bullet
points, each of the benefits and liabilities, including cash, being
allocated to Societe Generale and   each of the benefits and
liabilities, being allocated to you.

Pre-Closing Distribution and Initial Equity, page 98
20. We note your response to our comment 33 of our letter to you dated
April 18, 2006. Please revise this section by disclosing the following information:
* who will serve as arbitrator and who selected the arbitrator;
* your rights under arbitration including any right to appeal.


No Business Restrictions, page 99
21. We note your response to our comment 35 of our letter to you dated
April 18, 2006. Please revise this section by disclosing the following information:
* clarify that Societe Generale plans to continue and expand its presence in the U.S. in the investment banking business; and
* disclose those "other businesses" in which you plan to compete with
Societe Generale.


Clearing Agreement, page 105
22. We note your response, in this section and in your cover letter, to our comment 40 of our letter to you dated April 18, 2006. Please revise this section as follows:
* revise your claim, in the first paragraph, that the agreement will be "an arms length agreement" since it does not appear to us that this will be "at arms length" because you are negotiating with the company that owns 100 percent of your stock;
* as we requested, disclose the differences between your current agreement and the new agreement; and
* as we requested, disclose in this section, the extent to which you considered other sources for these services and whether they offered better prices.


Unaudited Pro Forma Combined Financial Information
Notes, pages 29-31
23. Expand the notes to the unaudited pro form combined financial information to clearly indicate the numerical components of the adjustments for the periods presented.




Combined Statements of Operations
Revenues, Other Revenues, and Expenses, page F-4
24. Provide a note to the financial statements to state the components of other revenues and provide the related accounting policy for each component of other revenues.

25. Your line item Other Revenues includes amounts for exchange memberships which should be classified as nonoperating income or nonoperating gains but not as revenues from services. It may include other amounts which should be reclassified. Please consider the guidance in FASB Concepts Statement 6 and revise the financial statements accordingly. To the extent that you do not reclassify any items, please explain to us for each the basis for your classification.

26. Please delete the line item Net Revenues. It is inconsistent with
Article 5 of Regulation S-X.

27. Your presentation shows interest expense as the only cost of services. You present other expenses in your general expenses starting with compensation and benefits which would appear to be costs of services to customers which should be included with interest in your costs of services. Please tell us how you compile your cost information for those expenses and how you would allocate those costs between cost of services and general and administrative expenses. If to allocate these costs would present an undue burden, please present your estimate of cost and time required to determine such allocations in support of your argument.


Notes 2 and 7 - Goodwill Impairment Tests, pages F-9-F-10 & F-15-
F-16

28. Please provide us with a summary of your December 31, 2004 and 2005 goodwill impairment tests. Clearly describe how you determined each of the amounts shown and clearly describe your assumptions.

29. Please tell us the range of price you expect for this offering, and respond to our previous comment #49 from our letter dated
April
18, 2006 based upon the limits of that range.


Unaudited Condensed Combined Statements of Financial Condition, page
F-38
Prior Comment #44

30. The staff has considered the company`s response and requests that the company provide pro forma disclosure on the face of the condensed combined statement of financial condition for the capital distribution to SG Americas Securities Holdings, Inc. Include any other asset and liability distributions as a result of the separation and other agreements, as applicable. Refer to Staff Accounting Bulletin Topic
1-B.3.


Exhibit 4.2 - Form of Stockholders Agreement between SG Americas
Holdings, Inc. and Cowen Group, Inc.

31. Tell us if the registration rights agreement contains a damage assessment clause that specifies that if the stock is not registered by a specific date, the holder of the security would have the right to
"put" the unregistered stock to the company at a specified price. Under Rule 5-02 of Regulation S-X any such amount is required to be separately classified on the balance sheet outside of stockholders` equity. See also EITF Abstracts, Topic No. D-98.




      * * * * * * * * * * * * *




      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Christina M. Harley at (202) 551-3695 or
Donald
A. Walker, Jr. at 202-551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at
(202)
551-3491 with any other questions.


						Sincerely,



						Todd K. Schiffman
						Assistant Director


cc. 	Phyllis G. Korff, Esquire
      Skadden, Arps, Slate, Meagher & Flom  LLP
      Four Times Square
      New York, New York 10036







Mark E. Kaplan, Esquire
Cowen Group, Inc.
June 6, 2006
Page 11